Ecopetrol S.A. announces the prepayment of its local and international short-term financing contracts

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that it will prepay its short-term obligations with local and international banks entered into in March and April 2020, in the form of trade finance instruments and short-term bank loans.

The total principal to be prepaid amounts to COP 775 billion (in respect of the local debt) and USD 221.5 million (in respect of the international debt), plus accrued interest.

The aforementioned prepayments are possible thanks to the improvement in prices observed in recent months, and the progress in cost optimizations implemented to guarantee Ecopetrol Business Group’s financial sustainability and to preserve its value promise in the medium and long term.

The prepayment reduces financial expense, improves leverage metrics and confirms Ecopetrol’s commitment to cash efficiency and capital discipline.

Bogotá D.C., September 14, 2020

-----------------------------------------

Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network, and is significantly increasing its share of bio-fuels. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance the company’s sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

For further information, contact:

Juan Pablo Crane De Narváez

Head of Capital Markets

Phone: (+571) 234 5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co